Mail Stop 4561

September 2, 2008

<u>VIA U.S. MAIL AND FAX 617-783-0568</u>

Harold Brown
Treasurer
New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

Re: **New England Realty Associates Limited Partnership**
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Filed March 17, 2008
        Form 10-Q for Quarterly Period Ended
        March 31, 2008
        Filed May 12, 2008
        File No. 001-31568

Dear Mr. Brown:

        We have reviewed your response letter dated August 22, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Harold Brown
New England Realty Associates Limited Partnership
September 2, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-4

1.   We note your response to our prior comment one. We believe that interest expense should be presented as non-operating income in accordance with Rule 5-03(b)(7) of Regulation S-X. Please revise your presentation in future filings to ensure compliance with Rule 5-03(b)(7) of Regulation S-X or tell us why such revisions are not necessary.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                    Sincerely,

                                                    Kevin Woody
                                                    Branch Chief